Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 16 DATED MAY 23, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our potential investments; and
•	Update our policies on ownership and transfer of shares of our common stock.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Ashland Apartments – Chicago, IL

There is a reasonable probability that we may acquire a $1,200,000 preferred equity investment (the “PE Investment”) in connection with the acquisition and renovation of Ashland Apartments, a 31-unit Class B multifamily complex in Chicago, Illinois (the “Property”). The real estate company for the project plans to substantially enhance the exterior appearance, add new amenities and implement a new interior upgrade package in order to push rents to market. As of April 1, 2018, the Property is 77% leased across the 31 units. The Property is located on the border of two of Chicago’s most well-established neighborhoods – Ravenswood and Andersonville.

In connection with the PE Investment, we have partnered with an experienced real estate company that currently manages over 306,000 square feet of commercial, mixed-use retail and industrial space along with 129 multifamily residential units built and under development. The 129 units are spread across ten different transactions, nine of which are in Chicago.

Ownership and Transfer of Shares of Our Common Stock

The following information supersedes and replaces the last bullet point after the first paragraph in the section of the Offering Circular captioned “Description of Our Common Stock-Ownership and Transfer of Shares of Our Common Stock Policy”:

•	Transfer requests that comply with the charter and the foregoing requirements and will be processed on the first day of each quarter.